June 28, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:        SI Financial Group, Inc.
Registration Statement on Form S-4
Request for Acceleration of Effectiveness
File No. 333-188016

Ladies and Gentlemen:

SI Financial Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4, as amended, be accelerated to Tuesday, July 2, 2013 or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Victor Cangelosi of Kilpatrick Townsend & Stockton LLP at 202.508.5854.  In addition, please notify Mr. Cangelosi when this request for acceleration has been granted.

Very truly yours,

                                                                                          /s/ Rheo A. Brouillard

Rheo A. Brouillard
President and Chief Executive Officer

cc:    David Lyon, U.S. Securities and Exchange Commission